UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.2)*

VOXX INTERNATIONAL CORPORATION
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

91829F104
(CUSIP Number)

Steve Downing
Chief Executive Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464
(616) 772-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91829F104		Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Gentex Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,463,808
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,463,808
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,463,808
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.97% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This percentage is calculated based upon 20,217,001 shares of the Issuer’s Class A Common Stock, $0.01 par value, of Voxx International Corporation (the “Issuer”) reported to be outstanding as of July 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 10, 2024.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Voxx International Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Gentex Corporation (“Gentex”) with the Securities and Exchange Commission (“SEC”) on October 11, 2023, as amended by Amendment No. 1 filed on January 9, 2024 (collectively, the “Initial Schedule 13D”, and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated as set forth below:

The disclosure in Item 4 below is incorporated herein by reference.

Gentex used approximately $15,762,500 from its working capital to purchase the August 2024 Shares (as defined in Item 4 below) on August 23, 2024, as described herein. Previously, Gentex used approximately $31,375,000 from its working capital to purchase the Initial Shares (as defined in Item 4 below).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On October 6, 2023, Gentex entered into the Stock Purchase Agreement (the “Initial Purchase Agreement”) with Avalon Park International LLC and Avalon Park Group Holding AG (together, the “Sellers”) pursuant to which Gentex acquired 3,137,500 shares of Class A Common Stock of the Issuer (the “Initial Shares”) in two equal tranches of 1,568,750 shares of Class A Common Stock on October 6, 2023 and January 5, 2024 at a price of $10 per share. Beat M. Kahli, a director of the Issuer, is a controlling member or shareholder of each of the Sellers. On August 23, 2024, Gentex entered into another Stock Purchase Agreement (the “August 2024 Purchase Agreement”) with the Sellers pursuant to which Gentex acquired 3,152,500 shares of Class A Common Stock of the Issuer on August 23, 2024 (the “August 2024 Shares” and, together with the Initial Shares, the “Purchased Shares”) at a price of $5.00 per share. In addition, on August 23, 2024, Gentex entered into a term sheet (the “Term Sheet”) with Mr. Kahli and GalvanEyes LLC (“GalvanEyes”), an entity that is majority owned by Mr. Kahli, which sets forth the principal terms for the proposed acquisition by Gentex of all of the equity interests of GalvanEyes. GalvanEyes is party to a joint venture agreement with EyeLock LLC, a majority owned subsidiary of the Issuer, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on March 7, 2024. Pursuant to the Term Sheet, Gentex, GalvanEyes and Mr. Kahli agreed to use best efforts complete the GalvanEyes transaction based on the terms set forth therein within 45 days of the signing of the Term Sheet. A copy of the Initial Purchase Agreement was attached as Exhibit 1 to the Initial Schedule 13D and copies of the August 2024 Purchase Agreement and the Term Sheet are attached hereto as Exhibits 2 and 3, respectively. The Initial Purchase Agreement, the August 2024 Purchase Agreement and the Term Sheet are incorporated herein by reference.

Gentex acquired the Purchased Shares for investment purposes. Other than (1) as described below and (2) that Steve Downing, chief executive officer of Gentex, currently serves as a director of the Issuer and may have influence over the corporate activities of the Issuer, neither Gentex nor any of the directors and executive officers has any current plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

Gentex reserves the right to acquire additional securities of the Issuer, to dispose of its securities of the Issuer at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities. Gentex has engaged, and may engage in the future, in discussions with the Issuer’s senior management, Board of Directors (the “Board”), stockholders and other relevant parties to encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer. Any actions Gentex might undertake may be made at any time and from time to time without prior notice and will be dependent upon Gentex’s review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

On May 31, 2024, Gentex submitted a preliminary, non-binding proposal to the Board that outlined certain principal terms on which Gentex would consider acquiring all of the outstanding shares of the Issuer not currently owned by Gentex (the “Proposal”). The Proposal was subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and the approval of the transaction by shareholders of the Issuer and it provided that Mr. Downing would recuse himself from any discussions about the Proposal or alternative transactions. A copy of the Proposal is attached as Exhibit 4 hereto and is incorporated by reference herein. The Proposal was reviewed by the Board without the participation of Mr. Downing and the Issuer subsequently advised Gentex that the Board, without the participation of Mr. Downing, determined not to proceed with Gentex on the basis of the Proposal at that time, but indicated that it would invite Gentex to participate in any strategic process that the Board might initiate.

Following Gentex’s purchase of the August 2024 Shares, Gentex and Issuer entered into a customary confidentiality agreement that included, among other things, a standstill provision. A copy of such confidentiality agreement is attached hereto as Exhibit 5 and is incorporated by reference herein.

There can be no assurance that anything related to the Proposal will result in any definitive agreement, transaction or any other strategic alternative or when any of the foregoing may happen. Gentex reserves the right to formulate other plans or make other proposals that could result in one or more of the transactions, events or actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Gentex does not intend to make additional disclosures regarding the Proposal until a definitive agreement has been reached, unless disclosure is otherwise required under applicable U.S. securities laws. Gentex may modify the Proposal, determine to accelerate or terminate discussions with the Board, take any action to facilitate or increase the likelihood of consummation of the Proposal, or change their intentions with respect to any such matters, in each case at any time and without prior notice. Gentex will, directly or indirectly, continue to take and take such additional steps as it deems appropriate to further the Proposal or otherwise to support its investment in the Issuer, including, without limitation engaging in discussions with advisors and other relevant parties.

Neither the Proposal nor this Amendment No. 2 is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

The information set forth in or incorporated by reference in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) See responses to Items 11 and 13 on the cover page of this Schedule 13D.

(b) Gentex has sole power to vote and dispose of the securities of the Issuer held by it.

(c) Other than as described herein, no transactions of Common Shares were effected by Gentex during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Item 4 of the Schedule 13D is incorporated herein by reference.

Gentex and the Sellers entered into the Initial Purchase Agreement and the August 2024 Purchase Agreement in connection with the purchase by Gentex of the Purchased Shares. A description of the material terms of the Initial Purchase Agreement and the August 2024 Purchase Agreement is set forth in Item 4 of this Schedule 13D. A copy of the Initial Purchase Agreement was filed as Exhibit 1 to the Initial Schedule 13D and the August 2024 Purchase Agreement is filed as Exhibit 2 to this Schedule 13D and each are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit	Description

2	Stock Purchase Agreement by and among Gentex Corporation, Avalon Park International LLC and Avalon Park Group Holding AG, dated as of August 23, 2024.

3	Term Sheet by and among Gentex Corporation, Beat M. Khali and GalvanEyes LLC, dated August 23, 2024.

4	Nonbinding Proposal, dated as of May 31, 2024.

5	Confidentiality and Non-Disclosure Agreement, dated August 26, 2024.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2024	Gentex Corporation

	By:	/s/ Kevin C Nash
	Name:	Kevin C. Nash
	Title:	Chief Financial Officer

Schedule A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Gentex Corporation

Executive Officers and Directors of Gentex

The business address of each director and executive officer is c/o Gentex Corporation, 600 North Centennial Street, Zeeland, Michigan, 49464. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Steve Downing Chief Executive Officer and Director	President and Chief Executive Officer, Gentex
Joseph Anderson Director	Majority Owner, Chairman and Chief Executive Officer of TAG Holdings, LLC
Leslie Brown Director	Owner and Chairperson, Metal Flow Corporation
Garth Deur Director	Managing Director, Iroquois Ventures LLC
Dr. Bill Pink Director	President, Ferris State University
Richard Schaum Director	General Manager, 3rd Horizon Associates LLC
Kathleen Starkoff Director	President and Chief Executive Officer, Orange Star Consulting
Brian Walker Director	Partner – Strategic Operations, Huron Capital
Dr. Ling Zang Director	Professor, University of Utah
Neil Boehm Chief Technology Officer and Vice President, Engineering	Chief Technology Officer, and Vice President, Engineering Gentex
Kevin Nash Chief Financial Officer, Treasurer and Vice President, Finance	Chief Financial Officer, Treasurer and Vice President, Finance, Gentex
Matthew Chiodo Chief Sales Officer and Senior Vice President, Sales	Chief Sales Officer and Senior Vice President, Sales, Gentex
Scott Ryan Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, Gentex